PROMISSORY NOTE

$1,000,000.00	Dallas, Texas	December 22, 2016

FOR VALUE RECEIVED, RAVE RESTAURANT GROUP, INC. ("Maker") promises to pay to the order of NEWCASTLE PARTNERS, L.P. ("Noteholder") the principal sum of One Million and No/100 Dollars ($1,000,000.00), together with interest on the principal balance as set forth below.  All sums hereunder are payable at such place in Dallas County, Texas, as the Noteholder hereof may designate in writing.

Interest on the principal balance hereof from time to time remaining unpaid prior to maturity shall accrue at a rate of ten percent (10%) per annum

This Note shall be due and payable on April 30, 2017.

All past due principal and interest on this Note shall bear interest at the maximum rate provided under applicable law until paid.  All sums called for, payable, or to be paid hereunder shall be paid in lawful money of the United States of America, which, at the time of payment, is legal tender for the payment of public and private debts.

The principal of this Note may be prepaid, in whole or in part, without penalty, provided that payment of all accrued interest shall be made at the time of any prepayment of principal permitted hereunder.

If this Note is not paid at its maturity, regardless of how such maturity may be brought about, then Noteholder may exercise any of its rights provided hereunder or any of its remedies at law or in equity.  Failure to exercise any of such rights upon any default shall not constitute a waiver of the right to exercise any of them at any time.  If, after default, this Note is placed in the hands of an attorney for collection, or if collected through judicial proceedings, Maker shall pay, in addition to the sums referred to above, a reasonable sum as a collection or attorneys' fee, and all other costs incurred by Holder in collection of the unpaid amounts due hereunder.

This Note shall be governed by and construed in accordance with Texas law and the laws of the United States applicable to transactions in Texas.  It being the intention of the parties hereto to conform strictly to the applicable usury laws, all agreements between Maker and Noteholder, whether now existing or hereafter arising and whether written or oral, are hereby expressly limited so that in no event, whether by reason of acceleration of the maturity hereof or otherwise, shall the amount paid or agreed to be paid to the Noteholder for the use, forbearance or detention of money hereunder or otherwise exceed the maximum amount permissible under applicable law.  If fulfillment of any provision hereof or of any mortgage, loan agreement or other document now or hereafter evidencing, securing or pertaining to the indebtedness evidenced hereby, at the time performance of such provision shall be due, would involve transcending the limit of validity prescribed by law, then ipso facto, the obligation to be fulfilled shall be reduced automatically to the limit of such validity.  If Noteholder shall ever receive anything of value deemed interest under applicable law which would exceed interest at the highest lawful rate, an amount equal to any amount which would have been excessive interest shall be applied to the reduction of the principal amount owing hereunder and not to the payment of interest, or if such amount which would have been excessive interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to Maker.  All sums paid or agreed to be paid to Noteholder for the use, forbearance or detention of the indebtedness of Maker to the Noteholder shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full stated term of such indebtedness so that the amount of interest on account of such indebtedness does not exceed the maximum permitted by applicable law.  The provisions of this paragraph shall control all existing and future agreements between Maker and Noteholder.

Maker and all sureties, endorsers, guarantors, and any other party now or hereafter liable for the payment of this Note in whole or in part, hereby severally (i) waive demand, presentment for payment, notice of nonpayment, protest, notice of protest, and all other notice, filing of suit and diligence in collecting this Note, (ii) agree to the release of any party primarily or secondarily liable hereon, (iii) agree that Noteholder shall not be required first to institute suit or exhaust its remedies hereon against Maker or others liable or to become liable hereon or to enforce its right against them, and (iv) consent to any extension or postponement of time of payment of this Note and to any other indulgence with respect hereto without notice thereof to any of them.

If any term or provision of this Note or the application thereof to any person or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Note, or the application of such term or provision to person or circumstances, other than those as to which it is held invalid or unenforceable, shall, at the election of Noteholder, not be affected thereby, and each such other term and provision of this Note shall be valid and be enforced to the fullest extent permitted by law.

THIS NOTE SHALL BE DUE AND PAYABLE IN DALLAS COUNTY, TEXAS.  MAKER CONSENTS TO JURISDICTION AND VENUE FOR ANY SUIT ON OR BY REASON OF THIS NOTE IN THE STATE COURTS LOCATED IN DALLAS COUNTY, TEXAS.

IN WITNESS WHEREOF, Maker has duly executed this Note as of the date and year first above written.

MAKER:

RAVE RESTAURANT GROUP, INC.

By:          /s/ TIMOTHY E. MULLANY
Timothy E. Mullany,
Chief Financial Officer